UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number: 001-40724

CHINA JO-JO DRUGSTORES, INC.

(Translation of registrant’s name into English)

4th Floor, Building 5, Renxin Yaju, Gong Shu District,

Hangzhou City, Zhejiang Province, People’s Republic of China, 310014

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

China Jo-Jo Drugstores, Inc., a Cayman Islands exempted company (the “Company”) furnishes under the cover of Form6-K the following interim financial statements:

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

i

FINANCIAL STATEMENTS

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	September 30,	March 31,
	2023	2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$18,649,931	$18,807,936
Restricted cash	10,950,389	12,762,708
Trade receivable	17,512,742	14,119,606
Inventories	19,591,140	15,309,100
Other receivables, net	2,152,125	2,725,015
Advances to suppliers	444,323	142,417
Other current assets	520,537	616,008
Total current assets	69,821,187	64,482,790

NON-CURRENT ASSETS
Property and equipment, net	4,672,145	5,100,264
Long-term investment	1,159,275	1,772,072
Farmland assets	627,573	666,721
Long-term deposits	1,087,694	1,038,125
Other noncurrent assets	725,111	790,056
Operating lease right-of-use assets	13,683,765	13,924,826
Intangible assets, net	2,990,780	3,195,748
Total non-current assets	24,946,343	26,487,812
Total assets	$94,767,530	$90,970,602

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$34,401,260	$26,990,250
Notes payable	24,522,897	29,255,776
Other payables	1,677,055	1,314,919
Other payables - related parties	1,450,423	683,560
Customer deposits	654,664	695,931
Taxes payable	1,656,743	1,706,909
Accrued liabilities	378,222	756,516
Current portion of operating lease liabilities	5,043,017	5,131,373
Total current liabilities	69,784,281	66,535,234

Long-term operating lease liabilities	7,445,300	7,768,216
Total liabilities	77,229,581	74,303,450

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares; $0.24 par value; 150,000,000 shares authorized; 1,682,861 and 1,184,861 shares issued and outstanding as of September 30, 2023 and March 31, 2023, respectively	403,887	284,367
Preferred shares; $0.001 par value; 10,000,000 shares authorized; none issued and outstanding as of September 30, 2023 and March 31, 2023	-	-
Additional paid-in capital	86,428,498	83,958,418
Statutory reserves	1,309,109	1,309,109
Accumulated deficit	(70,197,265)	(69,273,018)
Accumulated other comprehensive income	940,593	1,735,135
Total shareholders’ equity attributed to China Jo-Jo	18,884,822	18,014,011
Noncontrolling interests	(1,346,873)	(1,346,859)
Total shareholders’ equity	17,537,949	16,667,152
Total liabilities and shareholders’ equity	$94,767,530	$90,970,602

On March 1, 2024, the Company effected a 1-for-20 reverse stock split for each issued and outstanding ordinary share. All shares and associated amounts have been retroactively restated to reflect the effect of the reverse stock split.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended September 30,
	2023	2022
REVENUES, NET	$78,574,409	$72,722,085

COST OF GOODS SOLD	62,641,320	55,801,399

GROSS PROFIT	15,933,089	16,920,686

SELLING EXPENSES	14,044,750	14,530,119
GENERAL AND ADMINISTRATIVE EXPENSES	1,632,357	3,635,251
TOTAL OPERATING EXPENSES	15,677,107	18,165,370

INCOME (LOSS) FROM OPERATIONS	255,982	(1,244,684)

OTHER INCOME (EXPENSES):
INTEREST INCOME	216,891	145,107
INTEREST EXPENSE	(307)	(60,365)
INVESTMENT LOSS	(1,642,910)	-
OTHER INCOME	285,255	1,003,696
TOTAL OTHER INCOME (EXPENSES)	(1,141,071)	1,088,438

LOSS BEFORE INCOME TAXES	(885,089)	(156,246)

PROVISION FOR INCOME TAXES	39,172	438,788

NET LOSS	(924,261)	(595,034)

LESS: NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(14)	(253)

NET LOSS ATTRIBUTABLE TO CHINA JO-JO DRUGSTORES, INC.	(924,247)	(594,781)

OTHER COMPREHENSIVE LOSS
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(794,542)	(3,428,158)

COMPREHENSIVE LOSS	(1,718,803)	(4,023,192)

WEIGHTED AVERAGE NUMBER OF SHARES:
Basic	1,195,746	226,702
Diluted	1,195,746	226,702

LOSS PER SHARE:
Basic	$(0.77)	$(2.62)
Diluted	$(0.77)	$(2.62)

On March 1, 2024, the Company effected a 1-for-20 reverse stock split for each issued and outstanding ordinary share. All shares and associated amounts have been retroactively restated to reflect the effect of the reverse stock split.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

						Accumulated
	Ordinary Share		Additional	Retained Earnings		other	Non-
	Number of		Paid-in	Statutory	Accumulated	comprehensive	controlling
	shares	Amount	capital	reserves	deficit	income/(loss)	interest	Total
BALANCE, March 31, 2022	173,966	41,752	66,516,033	1,309,109	(48,134,493)	4,352,992	(1,346,607)	22,738,786

Issuance of incentive ordinary shares award	42,500	10,200	1,706,800	-	-	-	-	1,717,000
Sale of shares and warrants	50,000	12,000	1,488,000	-	-	-	-	1,500,000
Fractional shares issued for reverse stock split	402	97	(97)	-	-	-	-	-
Net loss	-	-	-	-	(594,781)	-	(253)	(595,034)
Foreign currency translation loss	-	-	-	-	-	(3,428,158)		(3,428,158)
BALANCE, September 30, 2022	266,868	64,049	69,710,736	1,309,109	(48,729,274)	924,834	(1,346,860)	21,932,594

BALANCE, March 31, 2023	1,184,861	284,367	83,958,418	1,309,109	(69,273,018)	1,735,135	(1,346,859)	16,667,152

Sale of shares and warrants	498,000	119,520	2,470,080	-	-	-	-	2,589,600
Net loss	-	-	-	-	(924,247)	-	(14)	(924,261)
Foreign currency translation loss	-	-	-	-	-	(794,542)		(794,542)
BALANCE, September 30, 2023	1,682,861	403,887	86,428,498	1,309,109	(70,197,265)	940,593	(1,346,873)	17,537,949

On March 1, 2024, the Company effected a 1-for-20 reverse stock split for each issued and outstanding ordinary share. All shares and associated amounts have been retroactively restated to reflect the effect of the reverse stock split.

CHINA JO-JO DRUGSTORES, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended September 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(924,261)	$(595,034)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt direct write-off and provision	(888,847)	(753,494)
Depreciation and amortization	320,966	630,533
Investment loss	1,642,910	-
Stock based compensation	-	1,717,000
Accounts receivable	(3,341,534)	(1,662,260)
Notes receivable	20,051	(236,163)
Inventories and biological assets	(5,302,535)	(3,090,129)
Other receivables	283,624	(1,408,534)
Advances to suppliers	(317,550)	35,530
Other current assets	(174,537)	(230,581)
Long term deposit	(113,118)	60,394
Other noncurrent assets	18,991	(22,334)
Accounts payable	9,206,918	5,179,339
Other payables and accrued liabilities	240,804	861,324
Customer deposits	(413)	(318,899)
Taxes payable	51,233	891,050

Net cash provided by operating activities	722,702	1,057,742

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment	(9,294)	(25,633)
Purchases of intangible assets	(27,335)	-
Investment in a joint venture	(1,122,224)	-
Additions to leasehold improvements	(166,765)	(57,788)
Net cash (used in) investing activities	(1,325,618)	(83,421)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of third parties loan	-	(1,278,211)
Proceeds from notes payable	25,098,414	29,169,681
Repayment of notes payable	(28,184,237)	(32,216,676)
Proceeds from sale of shares and warrants	2,589,600	1,500,000
Repayment of other payables-related parties	824,146	(158,409)
Net cash provided by (used in) financing activities	327,923	(2,983,615)

EFFECT OF EXCHANGE RATE ON CASH	(1,695,331)	(3,211,290)

(DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(1,970,324)	(5,220,584)

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	31,570,644	34,672,644

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$29,600,320	$29,452,060

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	307	60,365
Cash paid for income taxes	$77,806	$64,844

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following management’s discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements. In addition to historical information, the following discussion contains certain forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “may,” “will,” “could,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” “predict,” and similar terms or terminology, or the negative of such terms or other comparable terminology. Although we believe the expectations expressed in these forward-looking statements are based on reasonable assumptions within the bound of our knowledge of our business, our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed in the “Risk Factors” section of our annual report on Form 20-F for the year ended March 31, 2023 and filed with the SEC on June 15, 2023. We undertake no obligation to update publicly any forward-looking statements for any reason even if new information becomes available or other events occur in the future.

Our financial statements are prepared in U.S. Dollars and in accordance with accounting principles generally accepted in the United States. See “Exchange Rates” below for information concerning the exchanges rates at which Renminbi (“RMB”) were translated into U.S. Dollars (“USD” or “$”) at various pertinent dates and for pertinent periods.

The share and per share information in the following discussion reflects a reverse stock split of our outstanding ordinary share at a 1-for-20 ratio, effective as of March 1, 2024.

Overview

We currently operate in four business segments in China: (1) retail drugstores, (2) online pharmacy, (3) wholesale of products similar to those that we carry in our pharmacies, and (4) farming and selling herbs used for traditional Chinese medicine (“TCM”).

Our drugstores offer customers a wide variety of pharmaceutical products, including prescription and over-the-counter (“OTC”) drugs, nutritional supplements, TCM, personal and family care products, medical devices, and convenience products, including consumable, seasonal, and promotional items. Additionally, we have licensed doctors of both western medicine and TCM on site for consultation, examination and treatment of common ailments at scheduled hours. As of September 30, 2023, we had 128 pharmacies in Hangzhou city under the store brand of “Jiuzhou Grand Pharmacy”.

Since May 2010, we have also been selling certain OTC drugs, medical devices, nutritional supplements and other sundry products online. Starting from 2020, we have been able to sell prescription drugs online. Our online pharmacy sells through several third-party platforms such as Alibaba’s Tmall, JD.com, Amazon.com and the Company’s own platform all over China. Our sales through our own platform are primarily generated by customers who use their private commercial medical insurances packages.

We operate a wholesale business through Jiuxin Medicine distributing third-party pharmaceutical products (similar to those carried by our pharmacies) primarily to trading companies throughout China. We also planted ginkgo trees but have not incurred sales in the six months ended September 30, 2023.

During the COVID-19 outbreak, we experienced a decline in the number of customer visits at our stores. To avoid face-to-face contact, customers tended to shop online. In order to keep pace with customers’ change in their ways of shopping, we strengthened our O2O service team, which takes orders online, i.e. via mobile phone app, and delivers products to local community from our stores. The spread of the disease has been effectively controlled in China. In December 2022, the local government has eased its control and the demand on medical products surged therefrom. Currently, COVID-19, has no significant impact on our operation.

Results of Operations

Comparison of the six months ended September 30, 2023 and 2022

The following table summarizes our results of operations for the six months ended September 30, 2023 and 2022:

	Six months ended September 30,
	2023		2022
	Amount	Percentage of total revenue	Amount	Percentage of total revenue
Revenue	$78,574,409	100.0%	$72,722,085	100.0%
Gross profit	$15,933,089	20.3%	$16,920,686	23.3%
Selling expenses	$14,044,750	17.9%	$14,530,119	20.0%
General and administrative expenses	$1,632,357	2.1%	$3,635,251	5.0%
Loss from operations	$255,982	0.3%	$(1,244,684)	(1.7)%
Other Income (expenses), net	$(1,141,071)	(1.5)%	$1,088,438	1.5%
Income tax expense	$39,172	0.0%	$438,788	0.6%
Net loss	$(924,261)	(1.2)%	$(595,034)	(0.8)%

Revenue

Primarily due to the increment in our wholesale business, revenue increased by $5,852,324 or 8.0% for the six months ended September 30, 2023, as compared to the six months ended September 30, 2022.

Revenue by Segment

The following table breaks down the revenue of our four business segments for the six months ended September 30, 2023 and 2022:

	For the six months ended September 30,
	2023		2022
	Amount	% of total revenue	Amount	% of total revenue	Variance by amount	% of change
Revenue from retail drugstores	$36,644,373	46.6%	$43,268,644	59.5%	$(6,624,271)	(15.3)%
Revenue from online sales	15,899,743	20.2%	14,049,317	19.3%	1,850,426	13.2%
Revenue from wholesale business	26,030,293	33.2%	15,404,124	21.2%	10,626,169	69.0%
Revenue from farming business	-	-%	-	-%	-	-%
Total revenue	$78,574,409	100.0%	$72,722,085	100.0%	$5,852,324	8.0%

Retail drugstores sales, which accounted for approximately 46.6% of total revenue for the six months ended September 30, 2023, decreased by $6,624,271, or 15.3% compared to the six months ended September 30, 2022 to $36,644,373. However, excluding the impact of exchange rate fluctuation, the actual retail drugstores sales decreased 7.3%. Sales from pre-existing stores decreased by approximately $5,962,823, or 14.2%, while new stores contributed approximately $713,544 in revenue in the six months ended September 30, 2023.

The actual decrease in our retail drugstore sales is primarily due to local contraction of consumption in 2023.Due to slowdown of the economy, the local consumption on medical products such as nutritional supplements went down. However, we have launched a series of marketing strategies such as local community sales events and the membership care program to fight against the sales slowdown. In the future, we expect our retail drugstores sales will come back and continue its growth.

Our new store has contributed additional sales. Our store count is 128 as of September 30, 2023 and 111 as of September 30, 2022.

Our online pharmacy sales increased by approximately $1,850,426, or 13.2% for the six months ended September 30, 2023, as compared to the six months ended September 30, 2022. The increase was primarily caused by the sales increase in a few new e-commerce platforms such as TikTok and the sales increase in other platforms such as Tmall.

The e-commerce business has become very competitive in China. New players such as TikTok have entered into the online pharmaceutical business. These new players are usually giant companies with strong financial resource. In order to gain their market shares, these new players spent significant amount in market promotion such as sales subsidies and discount. We actively worked with the new platforms in the six months ended September 30, 2023. As a result, the sales via the new platforms contributed significantly to our overall online pharmacy sales.

We have also worked closely with traditional giant e-commerce platform such as Tmall. We actively selected products suitable to customers at competitive prices. As we have cooperated with Tmall Medical sector since its beginning, our flagship store at Tmall has become well-known to consumers. As a result, we are able to keep stable growth.

Wholesale revenue increased by $10,626,169 or 69.0%. For the six months ended September 30, 2023, Online platforms such as Pharmacist Help, Yiyao Help and Yao Help have become popular ways to transact medical products by bulk. The platforms attract a plenty of buyers and sellers, and both parties have extended opportunities to promote themselves. We have spent significant efforts in exploring these buyers with certain products at reasonable prices. As a result, we are able to attract more buyers and promote our sales.

For the six months ended September 30, 2023 and 2022, we had not generated revenue from our farming business. We planted ginkgo and maidenhair trees starting from the year ended March 31, 2013, more than ten years ago. A ginkgo tree may have a growth period of up to twenty years before it is mature enough for harvest. Usually, the longer it grows, the more valuable it becomes. We plan to continue cultivating the trees in order to maximize their market value in the future.

Gross Profit

Gross profit decreased by $987,597 or 5.8% period over period primarily as a result of a decrease in gross profit provided by retail drugstores, which experienced decrease for the six months ended September 30, 2023. At the same time, gross margin decreased from 23.3% to 20.3%. The average gross margins for each of our four business segments are as follows:

	For the six months ended September 30,
	2023	2022
Average gross margin for retail drugstores	31.4%	31.7%
Average gross margin for online sales	11.0%	10.9%
Average gross margin for wholesale business	10.3%	10.8%
Average gross margin for farming business	N/A	N/A

Retail gross margins decreased slightly. In order to control its budget, the local municipal health insurance agency adjusted down certain prices of drugs reimbursed by it from time to time. We actively negotiated with suppliers to lower the purchase price to keep reasonable profit margin. However, certain pharmaceutical giant companies may not lower the prices of their products. In addition, we promoted the sales of certain high profit margin products not reimbursed by local health insurance agency to offset the price cutdown in the reimbursed products. In the future, we expect to keep reasonable retail profit margin.

Gross margin of online pharmacy sales varied slightly. Due to online price transparency, customers can easily compare prices between different online pharmaceutical vendors. In order to attract customers, we are unable to raise sales prices significantly. On the other side, we continuously searched for popular products with high profit margin and negotiated with the suppliers with better terms. As a result, our profit margin for online sales kept stable.

Wholesale gross margin decreased primarily due to various products with different profit margins we carried and sold to certain pharmaceutical vendors. Although as a retailor and distributor we have attempted to market the products to major local hospitals and other pharmacies, we have not been able to make significant progress. As a result, we don’t have big bargain power on the prices. So our wholesale profit margin varies from time to time. Until we are able to obtain status as a provincial or national exclusive sale agent for certain popular drugs or have sales access to large local hospitals, we may have to maintain low profit margins in order to drive sales on our wholesale business.

Selling and Marketing Expenses

Selling and marketing expenses decreased by $485,369 or 3.3%, as compared to the same period of last fiscal year, primarily due to a decrease in expense related to Normal Nucleic Acid Testing (“NNAT”) requested by local government. During the six months ended September 30, 2022, in respond to the local government, we set up NNAT outposts adjacent to our stores, and subsidized our staff with each test they performed. Such NNAT was no longer implemented since 2023. As a result, the expense related to NNAT decreased by $417,504 period over period. Overall, such expenses as a percentage of our revenue were 17.9% and 20.0% respectively, for the six months ended September 30, 2023 and 2022.

General and Administrative Expenses

General and administrative expenses decreased by $2,002,894 or 55.1%, as compared to the same period of last year, primarily due to the decrease in stock-based compensation and a decrease in bad debt expense. In April 2022, we issued a total of 42,500 shares of common stock and recorded stock-based compensation of approximately $1.7 million. On the other side, for the six months ended September 30, 2023, we reversed bad debt allowance of $0.9 million as compared to reversal of bad debt allowance of $0.7 million in the six months ended September 30, 2022. As a result, the reversal of bad debt allowance increased by approximately $0.2 million. Such expenses as a percentage of revenue decreased to 2.1% from 5.0% for the same period of last year.

Investment Loss

Investment loss for the six months ended September 30, 2023 is 1,642,910, increased by 1,642,910, or 100%, as compared to nil for the same period of last fiscal year. The loss is related to the Company’s investment in Zhejiang Zhuoli Life Service Co., LTD (“Zhuoli Service”), formerly known as Zhejiang Zhetong Medical Co., Ltd., a company established in March 2020, and mainly focusing on the potential acquisitions or the cooperation with local pharmacies. Zhuoli Service has incurred expense in developing business such as searching for store locations, local store chains and business expansion opportunities since our investment. As a result, such loss which was recorded as investment loss.

Income (Loss) from Operations

As a result of the above, we had income from operations of $255,982 for the six months ended September 30, 2023, as compared to loss from operations of $1,244,684 a year ago. Our operating margin for the six months ended September 30, 2023 and 2022 was 0.3% and (1.7)%, respectively.

Income Taxes

Our income tax expense decreased by $399,616 period over period due to a decrease in overall profit.

Net Loss

As a result of the foregoing, net loss is $924,261 for the six months ended September 30, 2023 as compared to a net loss of $595,034 for the six months ended September 30, 2022.

Liquidity and Capital Resources

Our cash flows for the periods indicated are as follows:

	For the six months ended September 30,
	2023	2022
Net cash provided by operating activities	$722,702	$1,057,742
Net cash (used in) investing activities	$(1,325,618)	$(83,421)
Net cash (used in) provided by financing activities	$327,923	$(2,983,615)

For the six months ended September 30, 2023, net cash provided by operating activities amounted to $722,702, as compared to $1,057,742 for the same period a year ago. The change is primarily attributable to an increase of $1,692,158 in other receivables, and an increase in accounts payable of $4,027,579 offset by a decrease in accounts receivable of $1,679,274, a decrease in inventories and biological assets of $2,212,406, a decrease in stock compensation of $1,717,000 and a decrease in taxes payable of $1,256,406.

For the six months ended September 30, 2023, net cash used in investing activities amounted to $1,325,618, as compared to $83,421 for the same period a year ago. The change is primarily attributable to an increase in investment in a joint venture of $1,122,224 and an increase in additions to leasehold improvements of $108,977.

For the six months ended September 30, 2023, net cash provided by financing activities amounted to $327,923, as compared to $2,983,615 net cash used in financing activities for the same period a year ago. The change is primarily due to repayment of third parties loan, proceeds from equity and debt financing and repayment of other payables-related parties.

As of September 30, 2023, we had cash of approximately $29,600,320. Our total current assets as of September 30, 2023, were $69,821,187 and total current liabilities were $69,784,281, which resulted in a working capital of $36,906.

SUBSEQUENT EVENTS

Reverse Stock Split

The Company has effected on March 1, 2024 a reverse stock split at a ratio of 1-for-20 shares. Such reverse stock split was approved by the Company’s board of directors and shareholders. The Company has filed a Third Amended and Restated Memorandum and Articles of Association with the Cayman Islands Registrar of Companies effective March 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2024	CHINA JO-JO DRUGSTORES, INC.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer